BROADPOINT ANNOUNCES RECORD QUARTERLY NET REVENUES AND PRE-TAX PROFIT

FIRST QUARTER 2009 PRE-TAX PROFIT OF $9.3 MILLION

NET REVENUES INCREASE BY 307% TO $70.6 MILLION COMPARED TO THE
FIRST QUARTER OF 2008

NEW YORK, N.Y., April 28, 2009 – Broadpoint Securities Group, Inc. (NASDAQ: BPSG) reported today financial results for the first quarter ended March 31, 2009, with a pre-tax profit of $9.3 million and net revenues of $70.6 million.

Broadpoint will hold a conference call this morning, April 28, 2009 at 10:00 A.M. (EDT) (see Conference Call Information below) to discuss these results.

Highlights of the first quarter include:

•
Net revenues of $70.6 million for the first quarter of 2009, compared to $17.3 million for the first quarter of 2008.  Revenue growth in the first quarter of 2009 was primarily driven by Broadpoint’s Descap and Debt Capital Markets Divisions.

•	Profit before income taxes for the first quarter of 2009 was $9.3 million, compared to a loss before income taxes of $8.5 million in the first quarter of 2008.

•	Net profit was $5.0 million in the first quarter of 2009, compared to a net loss of $9.2 million in the first quarter of 2008.

•	Revenue per employee for the first quarter was $1.1 million on an annualized basis.

•
Announced the definitive merger agreement to acquire Gleacher Partners Inc., an internationally recognized financial advisory boutique best known for advising major companies on mergers and acquisitions.  The acquisition is expected to close in the second quarter.

Lee Fensterstock, Chairman and CEO said, “The needs of investors and corporations for advice that is untainted by conflicts of interest have never been greater.  The well-documented difficulties of our traditional competitors have created an unprecedented opportunity for Broadpoint to build a premier full service investment bank.  Our results for the quarter have validated our strategy and reflect tangible progress toward achieving this goal. For this, I am extremely grateful to our clients, to our founding employee partners and to the more than 225 employees who joined our platform during the last 18 months.”

“Since the beginning of 2009, we have significantly increased our capabilities at Broadpoint.  We currently have 89 sales professionals, 41 trading professionals, and 20 research professionals providing value added advice and execution to more than 1,000 investor clients across a full range of debt, equity, and asset backed products.  Our existing banking team consists of a restructuring group of 22 dedicated bankers.  We look forward to closing the Gleacher acquisition which will increase our banking team to approximately 60 professionals who will be able to provide a full suite of advisory and financing products to our corporate client base,” said Peter McNierney, President and COO.

Highlights by business segment for the first quarter ended March 31, 2009 and March 31, 2008:
(In thousands of dollars)

	Three Months Ended
Net Revenues by Business Segment (including net interest income)	March 31, 2009	March 31, 2008
Broadpoint Descap Debt Capital Markets Equity Capital Markets Investment Banking Other	$27,871 32,699 6,107 2,940 943	$10,774 3,860 1,824 466 419
Net revenues (including net interest income)	$70,560	$17,343
Pre-tax profit (loss)*	$9,336	$(8,475)
*Includes stock-based compensation	$2,720	$1,505

Overview of Financial Results for the Quarters Ended March 31, 2009 and 2008
 (In thousands of dollars except for per share amounts)
(Unaudited Condensed Consolidated Statements of Operations)

	Three Months Ended March 31,
	2009	2008
Revenues:
Commissions	$4,902	$280
Principal transactions	52,041	13,938
Investment banking	5,190	670
Investment (losses) gains	(9)	75
Interest income	10,648	4,675
Fees and other	1,490	524
Total revenues	74,262	20,162
Interest expense	3,702	2,819
Net revenues	70,560	17,343
Expenses (excluding interest):
Compensation and benefits*	52,407	17,304
Clearing, settlement and brokerage	812	387
Communications and data processing	2,287	1,660
Occupancy and depreciation	1,788	1,557
Selling	1,284	1,071
Restructuring	-	1,194
Other	2,646	2,645
Total expenses (excluding interest)	61,224	25,818
Profit (loss) before income taxes	9,336	(8,475)
Income tax expense	4,357	773
Profit (loss) from continuing operations	4,979	(9,248)
Profit from discontinued operations, net of taxes	42	5
Net profit (loss)	$5,021	$(9,243)
Per share data:
Basic Earnings:
Continuing operations	$0.07	$(0.15)
Discontinued operations	0.00	0.00
Net profit (loss)	0.07	(0.15)
Diluted earnings:
Continuing operations	$0.06	$(0.15)
Discontinued operations	0.00	0.00
Net profit (loss)	$0.06	$(0.15)
Weighted average common and common equivalent shares outstanding:
Basic	75,526	61,982
Diluted	80,406	61,982
*Compensation and benefits detail:
Salary, bonus and benefits	$44,964	$15,323
Earnout associated with BNY transaction	4,723	476
Employee stock-based compensation	2,720	1,505
Total	$52,407	$17,304

Discussion of operating results for the first quarter of 2009 compared to the first quarter of 2008

Net revenues for the first quarter of 2009 were $70.6 million, an increase of $53.3 million or 307 percent from $17.3 million in the first quarter of 2008.  Pre-tax profit from continuing operations in the first quarter was $9.3 million compared to a loss of $8.5 million in the prior year quarter.

Revenues from commissions and principal transactions in the first quarter of 2009 increased $42.7 million or 300 percent to $56.9 million compared to the first quarter of 2008 due to increased revenues in the Broadpoint Descap division of $12.3 million, the Equities division of $3.2 million and the Debt Capital Markets division, which commenced operations in March 2008, of $27.1 million.  Investment Banking revenues increased $4.5 million over the prior year quarter to $5.2 million due to an increase in advisory fees in the Investment Banking division and placement fees generated by the Debt Capital Markets division.  Net interest income increased by $5.1 million to $6.9 million in the first quarter of 2009 compared to the prior year quarter, primarily due to higher inventory levels at Broadpoint Descap and lower financing costs.  Fees and other revenues of $1.5 million increased by $1.0 million primarily due to an increase in payments received related to fee-based equity research.

Non-interest expenses for the first quarter of 2009 of $61.2 million increased $35.4 million, or 137 percent, compared to $25.8 million in the first quarter of 2008.  In the first quarter of 2009 compensation and benefits expense was $52.4 million, an increase of 203 percent over the prior year quarter due to an increase in net revenues of 307 percent.  Clearing, settlement and brokerage costs were $0.8 million, an increase of 110 percent compared to the prior year quarter due to trading volume increases in the Debt Capital Markets and Broadpoint Descap divisions.  Communications and data processing expense of $2.3 million increased by $0.6 million over the prior year quarter due to the addition of the Debt Capital Markets division and an increase in activity and headcount in the Broadpoint Descap division.  The Company’s restructuring was completed at the end of the third quarter of 2008 and as a result no restructuring charges were incurred in the first quarter of 2009 compared to the $1.2 million in restructuring charges incurred in the first quarter of 2008.  Other expenses of $2.6 million in the first quarter of 2009 were relatively unchanged over the prior year quarter as a decrease in legal expense was offset by expenses associated with the announced Gleacher acquisition.

Condensed Consolidated Statements of Financial Condition
(In thousands of dollars except for per share and share amounts)
(Unaudited Consolidated Statements of Financial Condition)

	March 31	December 31
As of	2009	2008
Assets
Cash and cash equivalents	$5,872	$7,377
Cash segregated for regulatory purposes	100	470
Receivables from:
Brokers, dealers and clearing agencies	9,603	3,465
Others	7,678	4,722
Securities owned, at fair value	611,151	618,822
Investments, at fair value	15,379	15,398
Office equipment and leasehold improvements, net	1,764	1,691
Goodwill	23,392	23,283
Intangible assets	7,982	8,239
Other assets	11,361	10,804
Total Assets	$694,282	$694,271
Liabilities
Payables to:
Brokers, dealers and clearing agencies	$471,999	$511,827
Others	2,485	2,788
Securities sold, but not yet purchased, at fair value	47,207	15,228
Accounts payable	1,737	2,172
Accrued compensation	27,788	31,939
Accrued expenses	6,791	6,178
Income taxes payable	4,338	-
Mandatory redeemable preferred stock	24,245	24,187
Total Liabilities	586,590	594,319
Commitments and Contingencies
Subordinated debt	1,662	1,662
Stockholders’ Equity
Preferred stock; $1.00 par value; authorized 1,500,000 shares; issued 1,000,000 (Mandatory Redeemable)
Common stock; $.01 par value; authorized 100,000,000 shares; issued 81,556,246 and 81,556,246 shares, respectively; and outstanding 80,740,909 and 79,829,492 shares, respectively	815	815
Additional paid-in capital	238,362	236,824
Deferred compensation	954	954
Accumulated deficit	(133,036)	(138,062)
Treasury stock, at cost (815,337 shares and 1,726,754 shares, respectively)	(1,065)	(2,241)
Total Stockholders’ Equity	106,030	98,290
Total Liabilities and Stockholders’ Equity	$694,282	$694,271

Conference Call Information

The Company will hold a conference call today, April 28, 2009 at 10:00 A.M. (EDT).  This call will be webcast and can be accessed on the Investor Relations portion of the Company’s website at www.bpsg.com, as well as being distributed through Thomson StreetEvents Network.  Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by StreetEvents.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password protected event management site.  To participate on the call, please dial (888) 680-0860 for domestic calls or (617) 213-4852 for international calls, participant passcode 31245559 or request the Broadpoint earnings call.  For those who cannot listen to the live broadcast, a recording of the call will be available for seven days following the call by dialing (888) 286-8010 for domestic calls or (617) 801-6888 for international calls, participant passcode 75951111.

Non-GAAP Financial Measures

Annualized revenue per employee data for the first quarter, stated previously in this press release, may be viewed as a non-GAAP financial measure.  We calculate this number by dividing our net revenue for the first quarter by the average number of employees during the period and multiplying by four.  Our net revenue per average number of employees during the first quarter, calculated using our first quarter net revenue of $70.6 million and an average of 251 employees, was $280,000.

About Broadpoint

Broadpoint Securities Group, Inc. (NASDAQ: BPSG) is an independent investment bank that provides corporations and institutional investors with strategic, research-based investment opportunities, capital raising, and financial advisory services, including merger and acquisition, restructuring, recapitalization and strategic alternative analysis services. The Company offers a diverse range of products through the Debt Capital Markets, Investment Banking and Broadpoint DESCAP divisions of Broadpoint Capital, Inc., its Equity Capital Markets subsidiary, Broadpoint AmTech and FA Technology Ventures Inc., its venture capital subsidiary. For more information, please visit www.bpsg.com.

Forward Looking Statements

This press release contains "forward-looking statements." These statements are not historical facts but instead represent the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. The Company's forward-looking statements are subject to various risks and uncertainties, including the conditions of the securities markets, generally, and acceptance of the Company's services within those markets and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. It is possible that the Company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in its forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any of its forward-looking statements.

For Additional Information Please Contact:

Investor Contact	Media Contact
Robert Turner	Ray Young
Chief Financial Officer	Halldin Public Relations
Broadpoint Securities Group, Inc.	916.781.0659
212.273.7109